Mail Stop 4561

November 28, 2007

Matthew C. Wolsfeld
Chief Financial Officer
Northern Technologies International Corporation
4201 Woodland Road
Circle Pines, MN 55014
(763) 225-6600

> **Re: Northern Technologies International Corporation (File No. 001-11038)**
> **Form 10-KSB for the Fiscal Year Ended August 31, 2006**

Dear Mr. Wolsfeld,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Stephen Krikorian
Accounting Branch Chief